

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 27, 2018

Gregory W. Buckis, Sr.
Senior Vice President, Corporate Controller and Chief Accounting Officer
CACI International Inc
1100 North Glebe Road
Arlington, VA 22201

> **Re: CACI International Inc**
> **Form 8-K**
> **Filed January 31, 2018**
> **File No. 001-31400**

Dear Mr. Buckis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed January 31, 2018

1.   We note that you state that your non-GAAP measure of Adjusted Net Income removes certain non-cash items that do not impact the "cash flow" performance of your business which appears to characterize Adjusted Net Income as a liquidity measure. However, you have reconciled the Adjusted Net Income to Net Income which suggests that Adjusted Net Income is a performance measure since Net Income is not considered the most directly comparable GAAP measure for a liquidity measure. Please explain and revise you future filings to clarify, whether you use Adjusted Net Income as a performance measure or liquidity measure. If you are using this measure as a liquidity measure, please provide a reconciliation of adjusted net income to the most directly comparable GAAP measure for a liquidity measure (i.e. cash flows from operations). We refer you to Item 10(e) of Regulation S-K and Question 103.02 of the updated Non-GAAP Compliance and Disclosure Interpretation issued on October 17, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amanda Kim, Staff Accountant at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services